Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Byrna Technologies Inc. on Form S-8 (No. 333- ) to be filed on or about October 6, 2021 of our report dated February 26, 2021 (except for the fourth paragraph of Note 24, as to which the date is June 1, 2021), on our audit of the consolidated financial statements as of November 30, 2020 and for the year then ended, which report was included in the Annual Report on Form 10-K filed on February 26, 2021. Our report includes an explanatory paragraph that refers to a change in the method of accounting for leases due to the adoption of Accounting Standards Update 2016-02, “Leases” (Topic 842), as amended.

/s/ EisnerAmper LLP

EISNERAMPER LLP

New York, New York

October 6, 2021